Sticker to Prospectus

The Prospectus for ICON ECI Fund Fifteen, L.P. (“Fund Fifteen”) consists of (1) this sticker, (2) the Prospectus, dated June 6, 2011, (3) the Supplement No. 1, dated August 12, 2011, (4) the Supplement No. 2, dated November 14, 2011, (5) the Supplement No. 3, dated December 28, 2011, (6) the Supplement No. 4, dated March 30, 2012, (7) the Supplement No. 5, dated May 15, 2012, (8) the Supplement No. 6, dated August 14, 2012, and (9) this Supplement No. 7, dated November 15, 2012, which (i) contains information related to the current status of the offering, (ii) updates certain information relating to compensation paid to affiliates of Fund Fifteen and certain non-affiliates, (iii) provides information regarding certain transactions entered into by Fund Fifteen, (iv) updates certain information regarding funds sponsored by affiliates of Fund Fifteen’s general partner, ICON GP 15, LLC, and (v) updates certain financial information of Fund Fifteen to September 30, 2012.

ICON ECI FUND FIFTEEN, L.P.

SUPPLEMENT NO. 7

DATED NOVEMBER 15, 2012

TO PROSPECTUS DATED

JUNE 6, 2011

Summary

ICON ECI Fund Fifteen, L.P. (“Fund Fifteen”) is providing you with this Supplement No. 7, dated November 15, 2012 (“Supplement No. 7”), to update the Prospectus, dated June 6, 2011 (the “Prospectus”), as amended by Supplement No. 1, dated August 12, 2011 (“Supplement No. 1”), Supplement No. 2, dated November 14, 2011 (“Supplement No. 2”), Supplement No. 3, dated December 28, 2011 (“Supplement No. 3”), Supplement No. 4, dated March 30, 2012 (“Supplement No. 4”), Supplement No. 5, dated May 15, 2012 (“Supplement No. 5”), and Supplement No. 6, dated August 14, 2012 (“Supplement No. 6”).  The information in this Supplement No. 7 supplements, modifies and supersedes some of the information contained in the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6.  This Supplement No. 7 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6.

The primary purposes of this Supplement No. 7 are to:

•         Describe the current status of the offering;

•         Update certain information relating to compensation paid to affiliates of Fund Fifteen and certain non-affiliates;

•         Provide information regarding certain transactions entered into by Fund Fifteen;

•         Update certain information regarding funds sponsored by affiliates of Fund Fifteen’s general partner, ICON GP 15, LLC (the “General Partner”); and

•         Update certain financial information of Fund Fifteen to September 30, 2012.

Current Status of the Offering

The initial closing date for Fund Fifteen was July 28, 2011, the date on which Fund Fifteen raised $1,200,000 and reached the minimum offering amount.   On November 17, 2011, Fund Fifteen achieved the $20,000,000 minimum offering for the Commonwealth of Pennsylvania and the State of Tennessee. As of November 9, 2012, 137,637 limited partnership interests have been sold to 3,346 limited partners, representing $137,150,022 of capital contributions to Fund Fifteen.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through November 9, 2012, Fund Fifteen paid and/or accrued the following fees in connection with its offering of its limited partnership interests:  (i) sales commissions to third parties in the amount of $9,239,544 and (ii) underwriting fees to affiliated parties in the amount of $4,040,418.  Through November 9, 2012, organizational and offering expenses in the amount of $2,331,180 were paid or incurred by Fund Fifteen, its General Partner or its General Partner’s affiliates.  These fees and expense reimbursements are described on pages 39  through 40  of the Prospectus.

Recent Transaction

On September 12, 2012, Fund Fifteen entered into a secured term loan facility in the amount of $7,000,000 with Ocean Product Tankers AS, pursuant to which Fund Fifteen agreed to finance the acquisition of three product tanker vessels.  On September 28, 2012, Fund Fifteen deposited the loan proceeds into a third-party escrow account and on October 4, 2012, the loan was funded.  The loan bears interest at 15% per year and is for a period of 60 months.  It is secured by, among other things, a second priority mortgage on the three product tanker vessels.  At September 30, 2012, the escrowed loan proceeds are included in other assets on Fund Fifteen’s consolidated balance sheet.

Funds Sponsored by Affiliates of Fund Fifteen’s General Partner

The disclosure under the heading “Funds Sponsored by Affiliates of Our General Partner—Recent Potentially Adverse Business Developments or Conditions” on pages 60  through 66  of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6, is hereby replaced in its entirety with the following:

Recent Potentially Adverse Business Developments or Conditions

In general, the global credit markets deteriorated significantly after the U.S. economy entered into a recession in December 2007. As a result, our Investment Manager has evaluated the impact of the condition of the credit markets on our ability to obtain debt financing in the future should it be desirable and does not expect that there will be any material impact on our ability to obtain debt financing in the future if it is desirable. As discussed above, we expect to rely less on the use of significant non-recourse indebtedness to achieve our investment objectives than the Public Funds sponsored by previous management and, therefore, our Investment Manager believes that we can meet our investment objectives even if we are unable to obtain debt financing on satisfactory terms.

Recent statistical data on domestic financing markets indicates that domestic financing volume in general and equipment financing volume in particular has generally deteriorated since the onset of the recession. As noted previously, while some of the reduction in the domestic market in general is due to voluntary and involuntary deleveraging by corporate borrowers, some of the other main factors cited for the decline in outstanding commercial lending and financing volume include the following:

•         lack of liquidity to provide new financing and/or refinancing;

•         heightened credit standards and lending criteria (including ever-increasing spreads, fees, and other costs, as well as lower advance rates and shorter tenors, among other factors) that have hampered some demand for and issuance of new financing and/or refinancing;

•         net charge offs of and write-downs on outstanding financings; and

•         many lenders being sidetracked from providing new lending by industry consolidation, management of existing portfolios and relationships, and amendments (principally covenant relief and ‘‘amend and extend’’).

In addition, the volume of issuance of high yield bonds and investment grade bonds rose significantly through the 2010 calendar year and to a lesser extent through 2011. A significant portion of the proceeds of these bonds have been used to pay down and/or refinance existing commercial and industrial loans. As a result, financial institutions and other financing providers with liquidity to provide financing can do so selectively, at higher spreads and other more favorable terms than have been available in many years.

A significant portion of the statistical data regarding the domestic equipment financing market’s performance is provided by the equipment financing divisions of commercial and industrial banks, large independent leasing and finance companies, and captive and vendor leasing and finance companies. These institutions generally provide financing to companies seeking to finance small ticket and micro ticket equipment, use credit scoring methodologies to underwrite a borrower’s or lessee’s creditworthiness, and rely heavily on the issuance of commercial paper and/or lines of credit from other financial institutions to finance new business. On the other hand, our investment objectives and strategy focus on financing middle- to large-ticket, business-essential equipment and other capital assets, we will typically underwrite and structure such financing in a manner similar to providers of senior indebtedness (i.e., our underwriting includes both creditworthiness and asset due diligence and considerations and our structuring often includes guarantees, equity pledges, warrants, liens on related assets, etc.), and we are not reliant on receiving outside financing through the issuance of commercial paper or from lines of credit to finance new business or meet our investment objectives. Accordingly, the performance of the overall equipment financing market is not directly correlated to our performance and our Investment Manager does not expect that there will be any material adverse impact on the demand for our investments. Moreover, in light of the tightening of the credit markets, our Investment Manager has reviewed and expects to continue to review more potential financing opportunities than it has in its history. As such, because we will focus on providing structured financing to companies that are either under-banked or unappreciated by conventional finance sources, or have become so due to conditions in the credit markets, we expect to be able to capitalize on making favorable investments that will in turn enable us to meet our investment objectives.

Since the U.S. economy entered into a recession in December 2007, the rate of payment defaults by borrowers generally rose significantly.  Nevertheless, since the onset of the recession, none of the Public Funds have experienced any material defaults in payment to them that our Investment Manager expects would materially impact their liquidity, cash flows or profitability. Some of the Public Funds have disclosed certain potentially adverse business developments or conditions in their Annual Report on Form 10-K for the year ended December 31, 2011 and their Quarterly Reports on Form 10-Q for the periods ended March 31, 2012, June 30, 2012 and September 30, 2012.  Except as disclosed above, our Investment Manager does not expect that any of these events will materially impact such funds’ liquidity, cash flows or profitability at this time.  These events include:

(i)                    On September 5, 2008, several of our affiliates entered into an amended forbearance agreement with MW Universal, Inc. (“MWU”), LC Manufacturing, LLC (“LC Manufacturing”), MW Crow, Inc. (“Crow”) and seven other subsidiaries of MWU (collectively, the “MWU entities”) to cure certain non-payment related defaults by the MWU entities under their lease covenants. The terms of the agreement included, among other things, the pledge of additional collateral and the grant of a warrant for the purchase of 12% of the fully diluted common stock of MWU. On February 27, 2009, several of our affiliates entered into a further amended forbearance agreement with the MWU entities to cure certain lease defaults. In consideration for restructuring LC Manufacturing’s lease payment schedule, one of our affiliates received, among other things, a warrant to purchase 10% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015. The forbearance agreement, as amended, was entered into to provide the MWU entities with additional flexibility during these tough economic times, while at the same time attempting to preserve our affiliates’ projected economic return on their investments. On June 1, 2009, one of our affiliates amended and restructured the master lease agreement with LC Manufacturing to reduce the assets under lease and entered into a new 43-month lease with Metavation, LLC for the assets previously under lease with LC Manufacturing. In consideration for restructuring LC Manufacturing’s lease payment schedule, our affiliate received a warrant to purchase 65% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015. On January 13, 2010, our affiliate further amended the lease with LC Manufacturing to reduce LC Manufacturing’s payment obligations under the lease and to provide the affiliate with an excess cash flow sweep in the event that excess cash flow becomes available in the future. On May 31, 2010, MWU sold its equity interest in LC Manufacturing to an entity controlled by LC Manufacturing’s management and the personal guaranty of MWU’s principal was reduced to $6,500,000 with respect to LC Manufacturing. On September 30, 2010, the affiliate further amended the lease with LC Manufacturing to reduce LC

Manufacturing’s monthly rental payments to $25,000 through December 31, 2011. In consideration for reducing the monthly rent, LC Manufacturing agreed to an increase in the amount of the end of lease purchase option to approximately $4,000,000. On August 20, 2012, our affiliate sold the automotive manufacturing equipment subject to lease with LC Manufacturing and terminated warrants issued to it for aggregate proceeds of $8,300,000;

(ii)                  On February 11, 2009, Pliant Corporation (“Pliant”) (a lessee of a joint venture between Fund Eleven and Fund Twelve) commenced a voluntary Chapter 11 proceeding in U.S. Bankruptcy Court to eliminate all of its high yield debt. In connection with this action, Pliant submitted a financial restructuring plan to eliminate its debt as part of a pre-negotiated package with its high yield creditors. On September 22, 2009, Pliant assumed its lease with our affiliates’ joint venture and on December 3, 2009, Pliant emerged from bankruptcy. As of November 15, 2012, Pliant has made all of its lease payments;

(iii)                In March 2009, Appleton Papers, Inc. (a Fund Twelve borrower, “Appleton”) and Fund Twelve agreed to amend their secured term loan agreement in response to Appleton’s default on a financial covenant to increase the interest rate on the term note from 12.5% to 14.25% per year beginning with the payment due on March 1, 2009. On November 1, 2010, Appleton satisfied in full its remaining obligations under the loan agreement by prepaying the aggregate outstanding principal and interest in the amount of approximately $17,730,000. In connection with the prepayment, Fund Twelve collected an additional prepayment fee in the amount of $1,210,000;

(iv)                On March 1, 2009, Spansion LLC (a Fund Nine lessee, “Spansion”) filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court. On March 12, 2009, Spansion rejected the two leases that were renewed on April 1, 2008. The equipment under these two leases was returned on June 3, 2009. Based on our Investment Manager’s assessment of the equipment and knowledge of the market for such equipment, Fund Nine recorded an impairment charge for the year ended December 31, 2009. In addition, Spansion affirmed a lease that was extended on July 1, 2008. On July 29, 2009, Fund Nine sold all of the equipment subject to the affirmed lease to Spansion. On February 22, 2010, the U.S. Bankruptcy Court approved a stipulation between Fund Nine and Spansion allowing Fund Nine’s administrative expense claim in the amount of $89,813 and unsecured claim in the amount of $268,987. On March 22, 2010, Fund Nine sold its unsecured claim to a third party for $161,392.20. In March 2010, Fund Nine sold the equipment subject to the rejected leases for approximately $140,000;

(v)                  Fund Ten restructured its lease financing with Premier Telecom Contracts Limited (“Premier”) in exchange for control of the equity of Premier’s parent company, Pretel Group Limited (“Pretel”), until such time as Fund Ten received its expected return on its investment. In addition, during 2009, Fund Ten recorded an impairment charge of approximately $1,513,000 related to Premier. In January 2011, Fund Ten sold 25% of the shares of Pretel to its new Chief Executive Officer for £100,000. As part of the sale agreement, Fund Ten retained the right to repurchase the shares if certain financial targets were not achieved by Pretel during the 2011 calendar year. On December 2, 2011, Fund Ten sold its shares in Pretel to an unaffiliated third party for approximately £3,000,000;

(vi)                Fund Eleven restructured the payment obligations of MWU and another of its subsidiaries, W Forge Holdings, Inc. (“W. Forge”), in a manner that was intended to permit such parties to have additional flexibility during these tough economic times, while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment. In consideration for this restructuring, Fund Eleven received, among other things, a $200,000 arrangement fee payable at the conclusion of the lease term and a warrant to purchase 20% of the fully diluted common stock of W. Forge, at an exercise price of $0.01 per share, exercisable for a period of five years from the grant date. Subsequently, as further consideration for additional restructuring of W. Forge’s lease payment schedule, Fund Eleven received a warrant from W. Forge to purchase an additional 20% of its fully diluted common stock, at an aggregate purchase price of $1,000, exercisable until March 31, 2015. On December 31, 2009, Fund Eleven and W. Forge agreed to terminate their lease. Simultaneously with the termination, Fund Eleven sold the equipment to W. Forge;

(vii)              On April 15, 2009, Groupe Henri Heuliez (the guarantor of Fund Eleven’s leases with Heuliez SA (“HSA”) and Heuliez Investissements SNC (with HSA, “Heuliez”) and HSA filed for Redressement Judiciaire, a proceeding under French law similar to a Chapter 11 reorganization under the U.S. Bankruptcy Code. Heuliez subsequently filed for Redressement Judiciaire on June 10, 2009. Since the time of the Redressement Judiciaire filings, two French government agencies agreed to provide Heuliez with financial support. On June 30, 2010, the administrator for the Redressement Judiciaire sold Heuliez to Baelen Gaillard (“Baelen”). Fund Eleven and Baelen have agreed to restructure Fund Eleven’s leases so that Fund Eleven can recover its investment. Effective October 5, 2010, Fund Eleven amended its lease with Heuliez to restructure the lease payment obligations and extend the base terms of the leases through December 31, 2014. On July 17, 2012, the June 30, 2012 payment of €430,800 due under the lease with Heuliez was modified to become six payments totaling €430,800 due from July 20, 2012 through November 30, 2012;

(viii)            On July 28, 2009, Fund Ten terminated its lease with MW Monroe Plastics, Inc., a subsidiary of MWU (“Monroe”), and transferred title to the machining and metal working equipment to Cerion MPI, LLC (“MPI”), an affiliate of Monroe, in consideration for MPI transferring title to equipment of greater fair market value to Fund Ten. Beginning August 1, 2009, Fund Ten entered into a lease with MPI for such equipment for a term of 41 months. On July 26, 2010, Fund Ten, in consideration for all amounts due under the lease, sold the equipment to MPI and terminated the lease. In addition, also on July 26, 2010, MPI satisfied in full its obligations under a promissory note issued to Fund Eleven;

(ix)                Due to the global downturn in the automotive industry, Sealynx Automotive Transieres SAS (a Fund Twelve lessee, “Sealynx”) requested a restructuring of its lease payments. Fund Twelve agreed to reduce Sealynx’s lease payments during the three months ended September 30, 2009. On January 4, 2010, Fund Twelve restructured Sealynx’s payment obligations under its lease to provide Sealynx with cash flow flexibility while at the same time attempting to preserve Fund Twelve’s projected economic return on its investment. As additional security for restructuring the payment obligations, Fund Twelve received an additional mortgage on certain real property owned by Sealynx in Charleval, France. On July 5, 2010, Sealynx filed for a conciliation procedure with the Commercial Court of Nanterre requesting that it be permitted to repay, over a two-year period, approximately $1,900,000 of rental payments that had been due to Fund Twelve on July 1, 2010. As a result of third party offers to purchase the equipment under lease during 2011 and the uncertainty regarding Fund Twelve’s ability to collect all remaining amounts due under the lease, Fund Twelve recorded approximately $4,409,000 of bad debt expense during the year ended December 31, 2010 to write the asset down to net realizable value. On December 7, 2010, Sealynx filed for Redressement Judiciaire.  On May 16, 2011, Fund Twelve entered into an agreement with the entity that purchased Sealynx through the Redressement Judiciaire to sell the automotive manufacturing equipment leased to Sealynx for the purchase price of €3,000,000, with the purchase price to be paid in three installments and accruing interest at a rate of 5.5%. Fund Twelve will retain title to the equipment until the final payment is received on or before June 1, 2013. On April 25, 2012, Sealynx again filed for Redressement Judiciaire.  As of November 15, 2012, it is not possible to determine Fund Twelve’s ability to collect the amounts due to it;

(x)                  On September 23, 2009, Fund Eleven defaulted on a non-recourse long-term loan with BNP Paribas (“Paribas,” f/k/a Fortis Bank SA/NV) related to the four Handymax product tankers, the M/T Doubtless, the M/T Faithful, the M/T Spotless, and the M/T Vanguard, due to the failure to make required payments under the loan agreement following the termination of the bareboat charters. On April 1, 2010, Fund Eleven amended the terms of the loan with Paribas, at which time Paribas agreed to waive all defaults under the loan. On September 30, 2010, Fund Eleven entered into a memorandum of agreement to sell the M/T Faithful. Fund Eleven recorded non-cash impairment charges of approximately $402,000 related to the proposed sale of the M/T Faithful as of September 30, 2010. On October 13, 2010, Fund Eleven terminated the M/T Faithful time charter and sold the M/T Faithful. Fund Eleven recorded a loss on sale of leased equipment of approximately $22,000 for the year ended December 31, 2010 in connection with the sale of the M/T Faithful. As a result of the loss on sale of the M/T Faithful, our Investment Manager determined that an indicator of impairment existed. As a result, our Investment Manager reviewed Fund Eleven’s remaining investments in the M/T Doubtless, the M/T Spotless, and the M/T Vanguard. Based on our Investment Manager’s review, the net book value of such vessels exceeded the remaining undiscounted cash flows and exceeded the fair value of the vessels. As a result, in the third quarter of 2010, Fund Eleven recognized a non-cash impairment charge of approximately $7,753,000. On December 24, 2010, Fund Eleven sold ICON Doubtless, LLC, ICON Spotless, LLC and ICON Vanguard, LLC to an unaffiliated third party. As a result, such entities were released from their obligations as borrowers under the amended loan with Paribas. Fund Eleven recorded a gain of approximately $3,095,000 for the year ended December 31, 2010 in connection with the sale of ICON Doubtless, LLC, ICON Spotless, LLC and ICON Vanguard, LLC;

(xi)                In October 2009, certain facts came to light that led our Investment Manager to believe that Equipment Acquisition Resources, Inc. (a lessee of a joint venture between Fund Eleven and Fund Twelve, “EAR”) was perpetrating a fraud against EAR’s lenders, including ICON EAR, LLC and ICON EAR II, LLC (collectively, “ICON EAR”). On October 23, 2009, EAR filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to the filing of the bankruptcy petition, EAR disclaimed any right to its equipment and the equipment became the subject of an Illinois State Court proceeding. The equipment was subsequently sold as part of the Illinois State Court proceeding. On June 2, 2010, ICON EAR sold a parcel of real property in Jackson Hole, Wyoming that was received as additional security under the leases for a net purchase price of approximately $757,000. On June 7, 2010, ICON EAR received judgments in New York State Supreme Court against two principals of EAR who had guaranteed EAR’s lease obligations. ICON EAR has had the New York State Supreme Court judgments recognized in Illinois, where the principals live, but does not currently anticipate being able to collect on such judgments. On March 16, 2011 and July 8, 2011, ICON EAR sold certain parcels of real property that were located in Jackson Hole, Wyoming for a net purchase price of approximately $1,183,000 and $235,000, respectively. Based on our Investment Manager’s periodic review of significant assets in Fund Eleven’s and Fund Twelve’s portfolios, our Investment Manager determined that the net book value of the semiconductor manufacturing equipment and real property exceeded its fair value and, as a result, Fund Eleven and Fund Twelve recognized non-cash impairment charges of approximately $2,393,000, $7,243,000 and $3,923,000 during the years ended December 31, 2011, 2010 and 2009 relating to the write down in value of the semiconductor manufacturing equipment and real property. In addition, on June 20, 2011, ICON EAR filed a complaint in the Court of Common Pleas, Hamilton County, Ohio, against EAR’s auditors alleging malpractice and negligent misrepresentation.   On May 11, 2012, the case was settled and EAR’s auditors paid ICON EAR and ICON EAR II the aggregate amount of $590,000.  On October 21, 2011, the Chapter 11 bankruptcy trustee for EAR filed an Adversary Complaint against ICON EAR seeking the recovery of certain funds that the trustee alleged were fraudulently transferred from EAR to ICON EAR. The complaint also sought the recovery of payments made by EAR to ICON EAR during the 90-day period preceding EAR’s bankruptcy filing, alleging that those payments constituted a preference under the U.S. Bankruptcy Code. Additionally, the complaint sought the imposition of a constructive trust over certain real property and the proceeds from the sale that ICON EAR received as security in connection with its investment. Our Investment Manager filed an answer to the complaint, which included certain affirmative defenses.  Our Investment Manager believes that these claims are frivolous and intends to vigorously contest this action. On March 7, 2012, one of the creditors in the Illinois State Court proceeding won a summary judgment motion filed against ICON EAR that granted dismissal of ICON EAR’s claims to the proceeds resulting from the sale of the EAR equipment. ICON EAR is appealing this decision;

(xii)              On October 30, 2009, Fund Ten amended the bareboat charters for two container vessels, the M/V China Star (the “China Star,” f/k/a the M/V ZIM Canada) and the M/V Dubai Star (the “Dubai Star,” f/k/a the M/V ZIM Korea), to restructure each respective charterer’s payment obligations. The charter for the China Star was extended from June 30, 2014 to March 31, 2017 and the charter for the Dubai Star was extended from June 30, 2014 to March 31, 2016. The purpose of the restructuring was to provide the charterers with additional flexibility while at the same time attempting to preserve Fund Ten’s projected economic return on its investment;

(xiii)            On October 30, 2009, Fund Eleven amended the bareboat charters for the four container vessels, the ZIM Andaman Sea, the ZIM Hong Kong, the ZIM Israel and the ZIM Japan Sea (collectively, the “ZIM Vessels”), to restructure each respective charterer’s payment obligations so that Fund Eleven will continue to receive payments through September 30, 2014 in accordance with each amended charter. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $35,147,000 relating to the write down in value of the ZIM Vessels. On November 10, 2010, November 22, 2010, February 28, 2011 and March 16, 2011, Fund Eleven sold the ZIM Japan Sea, the ZIM Andaman Sea, the ZIM Hong Kong and the ZIM Israel, respectively, pursuant to the terms of the applicable memoranda of agreement. The proceeds of the sales were used to make prepayments under the facility agreement with HSH Nordbank AG. During June 2011, Fund Eleven received notices from ZIM Integrated Shipping Services Ltd. (“ZIM”) claiming it was owed various amounts for unpaid seller’s credits in the aggregate amount of approximately $7,300,000. Our Investment Manager believes any obligation to repay the seller’s credit was extinguished when ZIM defaulted by failing to fulfill certain of its obligations under the bareboat charters. On August 8, 2011, our Investment Manager agreed to a three party arbitration panel to hear such claims. On April 19, 2012, ZIM filed arbitration claim submissions.  On June 26, 2012, Fund Eleven filed its defense and counterclaim submissions.  Our Investment Manager believes that ZIM’s claims are frivolous and intends to vigorously contest these claims.  As of November 15, 2012, Fund Eleven is unable to predict the outcome of the arbitration or loss therefrom, if any;

(xiv)            On February 22, 2010, Fund Ten received notice that its leases with Saturn Corporation (“Saturn”) were being rejected by General Motors Company (“GM”) in conjunction with GM’s petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code, filed on June 1, 2009, in which Saturn was named as a debtor. In March 2010, Fund Ten sold all of the equipment subject to lease with Saturn to unaffiliated third parties;

(xv)              On September 1, 2010, Fund Eleven amended its schedule with AMI Manchester, LLC and Gallant Steel, Inc. (collectively, “AMI”) to restructure AMI’s payment obligations and extend the base term of the schedule through December 31, 2013. On August 1, 2011, Fund Eleven further amended its schedule with AMI to restructure AMI’s payment obligations. On December 31, 2011, AMI satisfied its obligations relating to its lease schedule and its lease schedule was terminated;

(xvi)            On three separate occasions between September 20, 2010 and March 7, 2011, Fund Twelve and Fund Fourteen were notified that Quattro Plant Limited (a borrower from a joint venture between Fund Twelve and Fund Fourteen, “Quattro Plant”) was in default under its senior loan agreement with PNC Financial Services UK Ltd. (“PNC,” f/k/a KBC Bank N.V). As a result of the defaults, Quattro Plant’s principal payment obligations to the joint venture were suspended. During the suspension period, the joint venture received interest only payments from Quattro Plant. The joint venture restructured Quattro Plant’s payments under the loan agreement on June 30, 2011 and our Investment Manager expects Fund Twelve and Fund Fourteen to receive all past due principal amounts due under the loan agreement plus default interest. On October 16, 2012, Quattro Plant extended the term of its loan facility for a period of five months until February 28, 2013;

(xvii)          As of September 30, 2010, our Investment Manager determined that the expected future proceeds from Fund Nine’s 90% interest in unguaranteed residual values of manufacturing and technology equipment, acquired from Summit Asset Management Limited in December 2003, would be insufficient to cover the residual position of the remaining investment. As a result, Fund Nine recognized a $313,000 impairment loss on the investment in unguaranteed residual values for the year ended December 31, 2010. On April 5, 2011, Fund Nine sold the remaining investment in unguaranteed residual values for approximately $258,000;

(xviii)        On September 30, 2010, Fund Ten, Fund Eleven and Fund Twelve terminated their credit support agreement, pursuant to which losses incurred by any of them with respect to any financing provided to any subsidiary of MWU would be shared among them in proportion to their respective capital investments. Simultaneously with the termination, Fund Eleven and Fund Twelve formed ICON MW, LLC (“ICON MW”) and, as contemplated by the credit support agreement, each of Fund Eleven and Fund Twelve contributed all of its interest in the assets related to the financing of the MWU subsidiaries to ICON MW to extinguish its obligations under the credit support agreement and receive an ownership interest in ICON MW. Fund Ten contributed assets in the form of a cash payment to Fund Twelve to extinguish its obligations under the credit support agreement. The methodology used to determine the ownership interests in ICON MW and the settlement amount that Fund Ten paid was at the discretion of our Investment Manager. On December 31, 2011, MWU and certain of its subsidiaries satisfied their obligations relating to two lease schedules. On January 4, 2012, MWU and certain of its subsidiaries satisfied their obligations relating to two additional lease schedules. As a result, one lease with one MWU subsidiary remains outstanding subsequent to January 4, 2012;

(xix)            On November 1, 2011, Fund Ten, Fund Eleven, Fund Twelve and Fund Fourteen filed a complaint against Northern Leasing Systems Inc. and certain affiliates (collectively, “Northern Leasing”) to enforce their rights under each respective loan agreement with Northern Leasing in order to preserve their economic return on their investments.  On May 2, 2012, the lawsuit was settled and the loan agreements were terminated.  Fund Ten, Fund Eleven, Fund Twelve and Fund Fourteen each received its respective expected economic return on its investment;

(xx)              On January 3, 2012, CUSA PRTS, LLC (“CUSA”), Dillon’s Bus Service, Inc. (“DBS”), Lakefront Lines, Inc. (“Lakefront”) and their parent-company, Coach Am Group Holdings Corp., commenced a voluntary Chapter 11 proceeding in U.S. Bankruptcy Court. As a result, on July 20, 2012, Fund Twelve sold all of its motor coaches to CUSA for approximately $3,607,000 and Lakefront and DBS assigned their respective interests in the leases of 24 of 26 motor coaches to CAM Leasing, LLC. On October 19, 2012, the remaining two motor coaches were sold to CUSA for approximately $551,000;

(xxi)            Fund Twelve and Fund Fourteen, through certain subsidiaries of a joint venture between them, borrowed $128,000,000 (the “Senior Debt”) in connection with the acquisition of the vessels bareboat chartered to AET Inc. Limited. The joint venture also borrowed $22,000,000 of subordinated non-recourse long-term debt from an unaffiliated third party (the “Sub Debt”). On April 20, 2012, these subsidiaries were notified of an event of default on the Senior Debt.  Due to a change in the fair value of these vessels, a provision in the Senior Debt loan agreement restricts Fund Twelve’s and Fund Fourteen’s ability to utilize cash generated by the charter of these vessels as of January 12, 2012 for purposes other than paying the Senior Debt. Charter payments in excess of the Senior Debt loan service are held in reserve by the Senior Debt lender until such time as the default is cured. Once cured, the reserves will be released to the joint venture. While this restriction is in place, the joint venture is prevented from applying the charter proceeds to the Sub Debt. As a result of the joint venture’s failure to make the required June 2012 Sub Debt loan payment, the Sub Debt lender has certain rights, including step-in rights, which allow it to collect cash generated from the charters until such time as the Sub Debt lender has received all unpaid amounts. The Sub Debt lender has reserved but not exercised its rights under the loan agreement;

(xxii)          On March 9, 2012, Fund Fourteen and Fund Fifteen made term loans in the respective amounts of $7,500,000 and $5,000,000 to Kanza Construction, Inc. (“Kanza”).  The loans bear interest at 13% per year and are each for a period of 60 months. The loans are secured by all of Kanza’s assets.  During the three months ended June 30, 2012, as a result of Kanza’s unexpected financial hardship and failure to meet certain payment obligations, the loans were placed on nonaccrual status and Fund Fourteen and Fund Fifteen recorded credit loss reserves of $2,940,000 and $1,960,000, respectively, based on the estimated value of the recoverable collateral. During the three months ended September 30, 2012, Kanza repaid portions of the principal balances of the term loans made by Fund Fourteen and Fund Fifteen in the approximate amounts of $427,000 and $285,000, respectively, reducing the outstanding balances of the loans at September 30, 2012 to approximately $4,133,000 and approximately $2,755,000, respectively. Subsequent to September 30, 2012, Kanza repaid an additional $3,247,000 of principal on the loan made by Fund Fourteen and an additional $2,164,000 of principal on the loan made by Fund Fifteen; and

(xxiii)           On August 22, 2012, Broadview Networks Holdings, Inc. (“Broadview”) commenced a voluntary Chapter 11 proceeding in the Bankruptcy Court in the Southern District of New York.  Our Investment Manager reviewed Broadview’s ability to make future rental payments relating to the leased telecommunications equipment through ongoing discussions with Broadview’s management and, based on its findings, concluded that no allowance for bad debt is required as of September 30, 2012. Subsequent to September 30, 2012, Broadview affirmed all of Fund Twelve’s leases. On November 14, 2012, Broadview completed a prepackaged restructuring and emerged from bankruptcy.

Although our Investment Manager expects that our affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to our affiliates, our Investment Manager will continue to review and evaluate the impact of the recession on our affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

The information presented in this section and the tables included as Exhibit B to this prospectus represent historical results of equipment leasing and finance funds sponsored by our Investment Manager. If you purchase our Interests, you will not have any ownership interest in any other businesses sponsored or owned by our Investment Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in equipment leasing and finance funds sponsored by our Investment Manager and its affiliates.

General Partner’s Discussion and Analysis of Results of Operations and Financial Condition

The disclosure under the heading “General Partner’s Discussion and Analysis of Results of Operations and Financial Condition—Operations” on page 119  of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6, is hereby revised by replacing the last sentence of the first paragraph with the following:

During the period from June 6, 2011 to November 9, 2012, we raised $137,150,022  in total equity, and will continue to raise equity until our offering period ends on or before June 6, 2013.

The disclosure under the heading “General Partner’s Discussion and Analysis of Results of Operations and Financial Condition” on pages 119  and 120  of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6, is hereby revised by replacing in its entirety the “Significant Transactions” disclosure with the following:

Significant Transactions

We engaged in the following significant transactions since December 31, 2011 through September 30, 2012:

Notes Receivable

On February 3, 2012, we made a term loan in the amount of $7,250,000 to subsidiaries of Revstone Transportation, LLC (“Revstone”).  The loan bears interest at 15% per year and is for a period of 60 months. The loan is secured by all of Revstone’s assets, including a mortgage on real property.  In addition, we agreed to make a secured capital expenditure loan to Revstone (the “CapEx Loan”). On April 2, 2012, and July 30, 2012, Revstone borrowed approximately $500,000 and $642,000, respectively, in connection with the CapEx Loan.  The CapEx Loan bears interest at 17% per year and matures on March 1, 2017. The CapEx Loan is secured by a first priority security interest in the automotive manufacturing equipment purchased with the proceeds from the CapEx Loan and a second priority security interest in the term loan collateral.

On February 29, 2012, we made a term loan in the amount of $2,000,000 to VAS Aero Services, LLC (“VAS”).  The loan bears interest at variable rates ranging between 12% and 14.5% per year and is for a period of 31 months. The loan is secured by a second priority interest on all of VAS’s assets.

On March 9, 2012, we made a term loan in the amount of $5,000,000 to Kanza.  The loan bears interest at 13% per year and is for a period of 60 months.   The loan is secured by all of Kanza’s assets. During the three months ended June 30, 2012, as a result of the borrower’s unexpected financial hardship and failure to meet certain payment obligations, the loan was placed on nonaccrual status and we recorded a credit loss reserve of $1,960,000 based on the estimated value of the recoverable collateral.  During the three months ended September 30, 2012, Kanza repaid approximately $285,000 of principal, reducing the outstanding balance of the loan at September 30, 2012 to approximately $2,755,000.  Subsequent to September 30, 2012, Kanza repaid an additional $2,164,000 of principal on the loan.

On June 22, 2012, we increased the amount of our loan facility with NTS Communications, Inc. (“NTS”) by making an additional $1,540,000 term loan to NTS.  The loan bears interest at 12.75% per year and is for a period of 60 months.  The loan is secured by, among other things, equipment used in NTS’s high speed broadband services operation, which provides internet access, digital cable television programming and local and long distance telephone service to residential and business customers.  In addition, we made an additional term loan in the amount of $1,127,500 to NTS (the “Second Term Loan”).  The Second Term Loan bears interest at 12.75%, is for a period of 57 months and is secured by the assets acquired with the proceeds from the Second Term Loan.

On July 10, 2012, we made a term loan in the amount of $5,750,000 to Vintage Partners, LLC to finance the acquisition of two containership vessels (collectively, the “Vintage Vessels”).  The loan bears interest at 15% per year and is for a period of 60 months.  The loan is secured by, among other things, a first priority security interest in the Vintage Vessels.

On July 24, 2012, we made a secured term loan in the amount of $2,500,000 to affiliates of Frontier Oilfield Services, Inc. (collectively, “Frontier”). The loan bears interest at 14% per year and is for a period of 66 months.  The loan is secured by, among other things, a first lien on Frontier’s saltwater disposal wells and related equipment and a second lien on Frontier’s other assets, including real estate, machinery and accounts receivable.

On September 12, 2012, we entered into a secured term loan facility in the amount of $7,000,000 with Ocean Product Tankers AS, pursuant to which we agreed to finance the acquisition of three product tanker vessels.  On September 28, 2012, we deposited the loan proceeds into a third-party escrow account in order to position the funds in anticipation of an overseas closing.  On October 4, 2012, the loan was funded.  The loan bears interest at 15% per year and is for a period of 60 months.  It is secured by, among other things, a second priority mortgage on the three product tanker vessels.

Net Investment in Finance Lease

On December 19, 2011, we, through a joint venture owned 60% by us and 40% by Fund Fourteen, agreed to purchase the offshore support vessel, the Lewek Ambassador.  On December 20, 2011, the joint venture funded $9,000,000 of the purchase price. The vessel was delivered on June 4, 2012 for a final purchase price of $24,869,000.  The joint venture financed the remaining purchase price through non-recourse long-term debt totaling $17,500,000.

Leased Equipment at Cost

On June 29, 2012, we, through a joint venture owned 94.2% by us and 5.8% by ECI Partners, purchased certain mining equipment for approximately $8,869,000 that was subject to lease with The American Coal Company, American Energy Corporation, The Ohio Valley Coal Corporation and Murray Energy Corporation.  The lease is for a period of 39 months and commenced on July 1, 2012.

On August 3, 2012, we, through a joint venture owned 96% by us and 4% by ECI Partners, purchased certain mining equipment for approximately $10,519,000. The equipment is subject to a 39-month lease with Murray Energy Corporation and certain affiliates that expires on October 31, 2015.

Acquisition Fees

In connection with the new investments made since December 31, 2011 through September 30, 2012, we paid or accrued total acquisition fees to our Investment Manager of approximately $2,898,378.

The disclosure under the heading “General Partner’s Discussion and Analysis of Results of Operations and Financial Condition” on pages 119  and 120  of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6, is hereby replaced in its entirety with the following:

Results of Operations for the Three Months Ended September 30, 2012 (the “2012 Quarter”) and the Period from June 6, 2011 through September 30, 2011 (the “2011 Period”)

Total revenue increased $3,019,910, from $40,712 in the 2011 Period to $3,060,622 in the 2012 Quarter.  The increase was primarily attributable to finance income generated from our notes receivable and finance leases and rental income generated from our operating leases.

Total expenses increased $2,077,992, from $491,210 in the 2011 Period to $2,569,202 in the 2012 Quarter.  The increase was primarily due to depreciation of assets related to our operating leases, interest expense related to our non-recourse long-term debt and administrative expense reimbursements and management fees to our Investment Manager.  Administrative expense reimbursements are costs incurred by our Investment Manager or its affiliates that are necessary to our operations.

Noncontrolling Interests

Net income attributable to noncontrolling interests for the 2012 Quarter was $92,650, which consisted of ECI Partners’ investment in new operating leases and Fund Fourteen’s investment in the Lewek Ambassador.  We did not have net income attributable to noncontrolling interests in the 2011 Period.

Net Income (Loss) Attributable to Fund Fifteen

As a result of the foregoing factors, net income (loss) attributable to us for the 2012 Quarter and the 2011 Period was $398,770 and $(450,498), respectively.  The net income (loss) attributable to us per weighted average Interest outstanding for the 2012 Quarter and the 2011 Period was $3.54 and ($83.63), respectively.

Results of Operations for the Nine Months Ended September 30, 2012 (the “2012 Period”) and the 2011 Period

Total revenue increased $4,831,451, from $40,712 in the 2011 Period to $4,872,163 in the 2012 Period. The increase was primarily attributable to finance income generated from our notes receivable and finance leases and rental income generated from our operating leases.

Total expenses increased $6,751,682, from $491,210 in the 2011 Period to $7,242,892 in the 2012 Period. The increase was primarily due to administrative expense reimbursements and management fees to our Investment Manager, a credit loss on net investment in notes receivable, depreciation of assets related to our operating leases and interest expense related to our non-recourse long-term debt. Administrative expense reimbursements are costs incurred by our Investment Manager or its affiliates that are necessary to our operations.

Noncontrolling Interests

Net loss attributable to noncontrolling interests for the 2012 Period was $134,828, which was the result of ECI Partners’ investment in new operating leases and Fund Fourteen’s investment in the Lewek Ambassador. We did not have any net loss or net gain attributable to noncontrolling interests in the 2011 Period.

Net Loss Attributable to Fund Fifteen

As a result of the foregoing factors, net loss attributable to us for the 2012 Period and the 2011 Period was $2,235,901 and $450,498, respectively. The net loss attributable to us per weighted average Interest outstanding for the 2012 Period and the 2011 Period was $27.01 and $83.63, respectively.

Financial Condition

This section discusses the major balance sheet variances at September 30, 2012 compared to December 31, 2011.

Total Assets

Total assets increased $95,698,743, from $31,436,470 at December 31, 2011 to $127,135,213 at September 30, 2012.  The increase in total assets was the result of cash proceeds received from the sale of Interests, which were then used to make investments in 11 notes receivable, two operating leases and one leveraged finance lease.  This increase was partially offset by a credit loss reserve of $1,960,000.

Total Liabilities

Total liabilities increased $17,536,575, from $3,770,667 at December 31, 2011 to $21,307,242  at September 30, 2012.  The increase was primarily the result of borrowing $17,500,000 of non-recourse long-term debt related to the investment in the Lewek Ambassador.

Equity

Equity increased $78,162,168, from $27,665,803 at December 31, 2011 to $105,827,971 at September 30, 2012.  The increase primarily related to the cash proceeds received from the sale of Interests, which were partially offset by the net loss recorded, sales and offering expenses incurred and distributions paid to our limited partners in the 2012 Period.

Liquidity and Capital Resources

Summary

At September 30, 2012 and December 31, 2011, we had cash of $35,982,626 and $5,383,978, respectively.  Pursuant to the terms of our offering, we have established a reserve in the amount of 0.50% of the gross offering proceeds from the sale of Interests.  As of September 30, 2012, the cash reserve was $628,051.  During our offering period, our main source of cash is from financing activities and our main use of cash is in investing activities.

We are offering Interests on a “best efforts” basis with the current intention of raising up to $418,000,000.  As additional Interests are sold, we will experience a relative increase in liquidity as cash is received, and then a relative decrease in liquidity as cash is expended to make investments.

We are using the net proceeds of the offering to invest in Capital Assets located in North America, Europe and other developed markets, including those in Asia, South America and elsewhere.  We seek to acquire a portfolio of Capital Assets that is comprised of transactions that generate (a) current cash flow from payments of principal and/or interest (in the case of secured loans and other financing transactions) and rental payments (in the case of leases), (b) deferred cash flow by realizing the value of certain Capital Assets that we lease at the maturity of the investment, or (c) a combination of both.

Unanticipated or greater than anticipated operating costs or losses (including a borrower’s inability to make timely loan payments or a lessee’s inability to make timely lease payments) would adversely affect our liquidity. To the extent that working capital may be insufficient to satisfy our cash requirements, we anticipate that we would fund our operations from cash flow generated by operating and financing activities. In addition, as of September 30, 2012, we have $5,000,000 available to us under the Facility (as defined below).  Our General Partner does not intend to fund any cash flow deficit of ours or provide other financial assistance to us.

From the commencement of our offering period on June 6, 2011 through September 30, 2012, we sold 126,018 Interests to 3,096 limited partners, representing $125,610,297 of capital contributions.  From the Initial Closing Date on July 28, 2011 through September 30, 2012, we paid or accrued sales commissions to third parties of $8,483,718  and underwriting commissions to ICON Securities of $3,713,874.  In addition, organizational and offering expenses of $2,292,344  were paid or accrued by us, our General Partner or its affiliates during this period.

Operating Activities

Cash provided by operating activities increased $922,756 from a use of cash of $68,623 in the 2011 Period to a source of cash of $854,133 in the 2012 Period.  The increase was primarily related to interest payments received on our notes receivable and finance leases, partially offset by payments made for administrative expense reimbursements and management fees to our Investment Manager and interest expense.

Investing Activities

Cash used in investing activities increased $64,867,108 from $1,835,843 in the 2011 Period to $66,702,951 in the 2012 Period.  The increase was primarily related to our investment in 11 notes receivable, two operating leases and one leveraged finance lease.

Financing Activities

Cash provided by financing activities increased $87,277,899 from $9,169,567 in the 2011 Period to $96,447,466 in the 2012 Period.  The increase was primarily related to additional proceeds from the sale of Interests and proceeds from non-recourse long-term debt related to the investment in the Lewek Ambassador offshore support vessel, which were partially offset by increased sales and offering expenses, cash distributions paid to partners and principal repayments of debt related to the investment in the Lewek Ambassador offshore support vessel during the 2012 Period.

Non-Recourse Long-Term Debt

We had a non-recourse long-term debt obligation at September 30, 2012 of $16,875,000 related to the Lewek Ambassador.  Our non-recourse long-term debt obligation consists of a note payable in which the lender has a security interest in the underlying asset.  If the lessee were to default on the underlying lease resulting in our default on the non-recourse long-term debt, the asset would be returned to the lender in extinguishment of that debt.

Sources of Liquidity

We believe that cash generated from the sale of Interests pursuant to our offering and other financing activities, as well as the expected results of our operations, will be sufficient to finance our liquidity requirements for the foreseeable future, including distributions to our partners, general and administrative expenses, new investment opportunities, management fees and administrative expense reimbursements.  In addition, our revolving line of credit, which expires on March 31, 2013, is available for additional working capital needs or new investment opportunities. Our revolving line of credit is discussed in further detail below.

Our ability to generate cash in the future is subject to general economic, financial, competitive, regulatory and other factors that affect us and our lessees’ and borrowers’ businesses that are beyond our control.

Revolving Line of Credit, Recourse

We are party to a Commercial Loan Agreement (the “Loan Agreement”) with California Bank & Trust (“CB&T”).  The Loan Agreement provides for a revolving line of credit of up to $5 million pursuant to a senior secured revolving loan facility (the “Facility”), which is secured by all of our assets not subject to a first priority lien, as defined in the Loan Agreement.

At September 30, 2012, we had $5 million available under the Facility. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, on the present value of the future receivables under certain loans and lease agreements in which we have a beneficial interest.

The Facility expires on March 31, 2013 and we may request a one-year extension to the revolving line of credit within 390 days of the then-current expiration date, but CB&T has no obligation to extend. The interest rate for general advances under the Facility is CB&T’s prime rate and the interest rate on up to five separate non-prime rate advances that are permitted to be made under the Facility is the 90-day rate at which U.S. dollar deposits can be acquired by CB&T in the London Interbank Eurocurrency Market plus 2.50% per year, provided that all interest rates on advances under the Facility are subject to an interest rate floor of 4.00% per year. In addition, we are obligated to pay a commitment fee based on an annual rate of 0.50% on unused commitments under the Facility.

There are no borrowings outstanding under the Facility at September 30, 2012.

At September 30, 2012, we were in compliance with all covenants related to the Facility.

Distributions

We, at our General Partner’s discretion, pay monthly distributions to each of our limited partners beginning with the first month after each such limited partner’s admission and expect to continue to pay such distributions until the termination of our operating period.  We paid distributions of $43,490, $4,295,567 and $249,461 to our General Partner, limited partners and noncontrolling interests, respectively, during the 2012 Period.

Certain Financial Information of ICON ECI Fund Fifteen, L.P.

for the Quarter Ended September 30, 2012

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Consolidated Balance Sheets
	September 30,	December 31,
	2012	2011
	(unaudited)
Assets
Cash	$35,982,626	$5,383,978
Net investment in notes receivable	37,207,000	13,014,700
Leased equipment at cost (less accumulated depreciation of
$907,414 and $0, respectively)	18,480,865	-
Net investment in finance leases	25,676,781	1,681,451
Vessel	-	9,625,000
Deferred charges	1,084,235	1,236,399
Other assets	8,703,706	494,942
Total assets	$127,135,213	$31,436,470

Liabilities and Equity
Liabilities:
Non-recourse long-term debt	$16,875,000	$-
Due to General Partner and affiliates	4,054,356	3,420,832
Deferred revenue	11,408	-
Accrued expenses and other current liabilities	366,478	349,835
Total liabilities	21,307,242	3,770,667

Commitments and contingencies (Note 10)

Equity:
Partners' equity:
Limited partners	104,255,017	26,651,016
General Partner	(80,298)	(14,549)
Total partners' equity	104,174,719	26,636,467

Noncontrolling interests	1,653,252	1,029,336

Total equity	105,827,971	27,665,803
Total liabilities and equity	$127,135,213	$31,436,470
See accompanying notes to consolidated financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Operations
(unaudited)
		Period from		Period from
		July 28, 2011		July 28, 2011
		(Commencement		(Commencement
	Three Months	of Operations)	Nine Months	of Operations)
	Ended	through	Ended	through
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenue:
Finance income	$1,816,186	$-	$3,599,601	$-
Rental income	1,234,689	-	1,250,016	-
Income from investment in joint venture	-	40,712	-	40,712
Other income	9,747	-	22,546	-
Total revenue	3,060,622	40,712	4,872,163	40,712

Expenses:
Management fees	108,932	3,473	189,153	3,473
Administrative expense reimbursements	937,778	273,965	2,731,434	273,965
General and administrative	275,614	200,267	656,330	200,267
Interest	350,780	13,505	774,517	13,505
Depreciation	896,098	-	907,414	-
Credit loss	-	-	1,984,044	-
Total expenses	2,569,202	491,210	7,242,892	491,210

Net income (loss)	491,420	(450,498)	(2,370,729)	(450,498)
Less: net income (loss) attributable to noncontrolling interests	92,650	-	(134,828)	-
Net income (loss) attributable to Fund Fifteen	$398,770	$(450,498)	$(2,235,901)	$(450,498)

Net income (loss) attributable to Fund Fifteen allocable to:
Limited partners	$394,782	$(445,993)	$(2,213,542)	$(445,993)
General Partner	3,988	(4,505)	(22,359)	(4,505)
	$398,770	$(450,498)	$(2,235,901)	$(450,498)

Weighted average number of limited partnership
interests outstanding	111,412	5,333	81,938	5,333
Net income (loss) attributable to Fund Fifteen per weighted average
limited partnership interest outstanding	$3.54	$(83.63)	$(27.01)	$(83.63)
See accompanying notes to consolidated financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Changes in Equity

	Partners' Equity
	Limited Partnership	Limited		Total Partners'	Noncontrolling	Total
	Interests	Partners	General Partner	Equity	Interests	Equity
Balance, December 31, 2011	31,529	$26,651,016	$(14,549)	$26,636,467	$1,029,336	$27,665,803
Net loss	-	(14,621)	(148)	(14,769)	(143,063)	(157,832)
Proceeds from sale of limited partnership interests	37,187	37,118,509	-	37,118,509	-	37,118,509
Sales and offering expenses	-	(3,891,204)	-	(3,891,204)	-	(3,891,204)
Cash distributions	-	(801,455)	(8,095)	(809,550)	-	(809,550)
Investment by noncontrolling interests	-	-	-	-	117,500	117,500
Balance, March 31, 2012 (unaudited)	68,716	59,062,245	(22,792)	59,039,453	1,003,773	60,043,226
Net loss	-	(2,593,703)	(26,199)	(2,619,902)	(84,415)	(2,704,317)
Proceeds from sale of limited partnership interests	26,652	26,539,721	-	26,539,721	-	26,539,721
Sales and offering expenses	-	(2,854,766)	-	(2,854,766)	-	(2,854,766)
Cash distributions	-	(1,454,000)	(14,687)	(1,468,687)	(211,773)	(1,680,460)
Investment by noncontrolling interests	-	-	-	-	490,712	490,712
Balance, June 30, 2012 (unaudited)	95,368	78,699,497	(63,678)	78,635,819	1,198,297	79,834,116
Net income	-	394,782	3,988	398,770	92,650	491,420
Proceeds from sale of limited partnership interests	30,650	30,485,135	-	30,485,135	-	30,485,135
Sales and offering expenses	-	(3,284,285)	-	(3,284,285)	-	(3,284,285)
Cash distributions	-	(2,040,112)	(20,608)	(2,060,720)	(37,688)	(2,098,408)
Investment by noncontrolling interests	-	-	-	-	399,993	399,993
Balance, September 30, 2012 (unaudited)	126,018	$104,255,017	$(80,298)	$104,174,719	$1,653,252	$105,827,971
See accompanying notes to consolidated financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Cash Flows
(unaudited)
		Period from
		July 28, 2011
		(Commencement
	Nine Months	of Operations)
	Ended	through
	September 30, 2012	September 30, 2011
Cash flows from operating activities:
Net loss	$(2,370,729)	$(450,498)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Finance income	270,466	-
Income from investment in joint venture	-	(40,712)
Depreciation	907,414	-
Interest expense from amortization of debt financing costs	36,287	4,130
Credit loss	1,984,044	-
Paid-in-kind interest	269,133	-
Changes in operating assets and liabilities:
Distributions from joint venture	-	39,689
Other assets	(719,853)	-
Deferred revenue	11,408	-
Due to General Partner and affiliates, net	158,237	304,287
Accrued expenses and other liabilities	307,726	74,481
Net cash provided by (used in) operating activities	854,133	(68,623)
Cash flows from investing activities:
Purchase of equipment	(34,632,279)	-
Investment in joint venture	-	(1,835,843)
Principal repayment on net investment in finance leases	826,190	-
Investment in notes receivable	(33,637,772)	-
Principal repayment on notes receivable	740,910	-
Net cash used in investing activities	(66,702,951)	(1,835,843)
Cash flows from financing activities:
Redemption of limited partnership interest	-	(1,000)
Proceeds from non-recourse long-term debt	17,500,000	-
Repayment of non-recourse long-term debt	(625,000)	-
Repayment of note payable issued by joint venture	(642,600)	-
Sale of limited partnership interests	94,143,365	10,756,718
Sales and offering expenses paid	(9,119,281)	(1,044,094)
Deferred charges paid	(934,151)	(500,000)
Investment in joint ventures by noncontrolling interests	890,705	-
Distributions to noncontrolling interests	(249,461)	-
Debt financing costs	(176,250)	-
Cash distributions to partners	(4,339,861)	(42,057)
Net cash provided by financing activities	96,447,466	9,169,567
Net increase in cash	30,598,648	7,265,101
Cash, beginning of period	5,383,978	1,001
Cash, end of period	$35,982,626	$7,266,102

See accompanying notes to consolidated financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Cash Flows
(unaudited)
		Period from July 28,
		2011 (Commencement
	Nine Months Ended	of Operations) through
	September 30, 2012	September 30, 2011
Supplemental disclosure of cash flow information:

Cash paid for interest	$134,086	$-

Supplemental disclosure of non-cash investing and financing activities:
Organizational and offering expenses due to Investment Manager	$8,193	$601,735
Organizational and offering expenses charged to equity	$922,465	$93,803
Underwriting fees due to ICON Securities	$-	$13,382
Reclassification of vessel to net investment in finance leases	$9,625,000	$-
Debt financing costs paid by noncontrolling interest	$117,500	$-
Acquisition fees due to Investment Manager	$1,025,000	$-
Distributions due to ICON GP 15, LLC	$-	$425
See accompanying notes to consolidated financial statements.

ICON ECI Fund Fifteen, L.P.

(A Delaware Limited Partnership)

Notes to Consolidated Financial Statements

September 30, 2012

(unaudited)

(1)         Organization

ICON ECI Fund Fifteen, L.P. (the “Partnership”) was formed on September 23, 2010 as a Delaware limited partnership. The initial capitalization of the Partnership was $1,001. The Partnership will continue until December 31, 2025, unless terminated sooner. The Partnership is offering limited partnership interests (“Interests”) on a “best efforts” basis with the intention of raising up to $418,000,000 of capital, consisting of 420,000 Interests, of which 20,000 have been reserved for the Partnership’s distribution reinvestment plan (the “DRIP Plan”). The DRIP Plan allows limited partners to purchase Interests with distributions received from the Partnership and/or certain affiliates of the Partnership.

At any time prior to the time that the offering of Interests is terminated, the Partnership may, at its sole discretion, increase the offering to a maximum of up to $618,000,000 of capital, consisting of 620,000 Interests; provided, however, that the offering period may not be extended in connection with such change. The Partnership is currently in its offering period, which commenced on June 6, 2011 and is anticipated to end no later than June 6, 2013.

With the proceeds from Interests sold, the Partnership will (i) primarily originate or acquire a diverse pool of investments in domestic and global companies, which investments will primarily be structured as debt and debt-like financings (such as loans and leases) that are collateralized by equipment and other corporate infrastructure (collectively, “Capital Assets”) utilized by such companies to operate their businesses, as well as other strategic investments in or collateralized by Capital Assets that ICON GP 15, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), believes will provide the Partnership with a satisfactory, risk-adjusted rate of return, (ii) pay fees and expenses, and (iii) establish a cash reserve. The General Partner will make investment decisions on behalf of and manage the business of the Partnership. Additionally, the General Partner has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the Partnership.

As of July 28, 2011 (the “Initial Closing Date”), the Partnership raised a minimum of $1,200,000 from the sale of Interests, at which time the Partnership commenced operations. Upon the commencement of operations on the Initial Closing Date, the Partnership returned the initial capital contribution of $1,000 to ICON Capital Corp., a Delaware corporation and the investment manager of the Partnership (the “Investment Manager”). During the period from June 6, 2011 through September 30, 2012, the Partnership sold 126,018 Interests to 3,096 limited partners, representing $125,610,297 of capital contributions. Investors from the Commonwealth of Pennsylvania and the State of Tennessee were not admitted until the Partnership raised total equity in the amount of $20,000,000, which the Partnership achieved on November 17, 2011. During the period from the Initial Closing Date through September 30, 2012, the Partnership paid or accrued the following commissions and fees in connection with its offering of Interests: (i) sales commissions to third parties in the amount of $8,483,718 and (ii) underwriting fees in the amount of $3,713,874 to ICON Securities Corp., an affiliate of the General Partner and the dealer-manager of the offering of the Interests (“ICON Securities”). In addition, during such period, the General Partner and its affiliates, on behalf of the Partnership, incurred organizational and offering expenses in the amount of $2,292,344. From the Initial Closing Date through September 30, 2012, organizational and offering expenses in the amount of $1,208,109 were recorded as a reduction of partners’ equity.

Partners’ capital accounts are increased for their initial capital contribution plus their proportionate share of earnings and decreased by their proportionate share of losses and distributions. Profits, losses, cash distributions and liquidation proceeds are allocated 99% to the limited partners and 1% to the General Partner until the aggregate amount of cash distributions paid to limited partners equals the sum of the limited partners’ aggregate capital contributions, plus an 8% cumulative annual return on their aggregate unreturned capital contributions,

ICON ECI Fund Fifteen, L.P.

(A Delaware Limited Partnership)

Notes to Consolidated Financial Statements

September 30, 2012

(unaudited)

compounded daily. After such time, distributions will be allocated 90% to the limited partners and 10% to the General Partner.

(2)         Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q.  In the opinion of the General Partner, all adjustments, which are of a normal recurring nature, considered necessary for a fair presentation have been included. These consolidated financial statements should be read together with the consolidated financial statements and notes included in the Partnership’s Annual Report on Form 10-K for the period from the Initial Closing Date through December 31, 2011. The results for the interim period are not necessarily indicative of the results for the full year.

The consolidated financial statements include the accounts of the Partnership and its majority-owned subsidiaries and other controlled entities.  All intercompany accounts and transactions have been eliminated in consolidation.  In joint ventures where the Partnership has a controlling financial interest, the financial condition and results of operations of the joint venture are consolidated.  Noncontrolling interest represents the minority owner’s proportionate share of its equity in the joint venture.  The noncontrolling interest is adjusted for the minority owner’s share of the earnings, losses, investments and distributions of the joint venture.

The Partnership accounts for its noncontrolling interests in joint ventures where the Partnership has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting.  In such cases, the Partnership’s original investments are recorded at cost and adjusted for its share of earnings, losses and distributions.  The Partnership accounts for investments in joint ventures where the Partnership has virtually no influence over financial and operational matters using the cost method of accounting.  In such cases, the Partnership’s original investments are recorded at cost and any distributions received are recorded as revenue.  All of the Partnership’s investments in joint ventures are subject to its impairment review policy.

Net income (loss) attributable to the Partnership per weighted average Interest outstanding is based upon the weighted average number of Interests outstanding during the applicable period.

Credit Quality of Notes Receivable and Direct Finance Leases and Credit Loss Reserve

The Investment Manager weighs all credit decisions based on a combination of external credit ratings as well as internal credit evaluations of all borrowers. A borrower’s credit is analyzed using those credit ratings as well as the borrower’s financial statements and other financial data deemed relevant.

As the Partnership’s notes receivable and direct finance leases (each, a “Note” and, collectively, the “Notes”) are limited in number, the Partnership is able to estimate the credit loss reserve based on a detailed analysis of each Note as opposed to using portfolio based metrics and credit loss reserve. Notes are analyzed quarterly and categorized as either performing or non-performing based on payment history. If a Note becomes non-performing due to a borrower’s missed scheduled payments or failed financial covenants, the Investment Manager analyzes whether a credit loss reserve should be established or whether the Note should be restructured. Material events would be specifically disclosed in the discussion of each Note held.

Recent Accounting Pronouncements

ICON ECI Fund Fifteen, L.P.

(A Delaware Limited Partnership)

Notes to Consolidated Financial Statements

September 30, 2012

(unaudited)

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs, which amends its guidance related to fair value measurements in order to align the definition of fair value measurements and the related disclosure requirements between US GAAP and International Financial Reporting Standards. The new pronouncement also changes certain existing fair value measurement principles and disclosure requirements. The adoption of ASU 2011-04 became effective for the Partnership on January 1, 2012 and did not have a material impact on the Partnership’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which revises the manner in which companies present comprehensive income in their financial statements. The new pronouncement removes the option to report other comprehensive income and its components in the statement of changes in equity and instead requires presentation in one continuous statement of comprehensive income or two separate but consecutive statements. The adoption of ASU 2011-05 became effective for the Partnership on January 1, 2012 and did not have a material impact on the Partnership’s consolidated financial statements, as it only required a change in the format of presentation.

(3)         Net Investment in Notes Receivable

Net investment in notes receivable consisted of the following:

	September 30,	December 31,
	2012	2011
Principal outstanding	$37,717,255	$12,148,947
Initial direct costs	2,040,196	1,060,602
Deferred fees	(590,451)	(194,849)
Credit loss reserve	(1,960,000)	-
Net investment in notes receivable	$37,207,000	$13,014,700

On February 3, 2012, the Partnership made a term loan in the amount of $7,250,000 to subsidiaries of Revstone Transportation, LLC (collectively, “Revstone”). The loan bears interest at 15% per year and is for a period of 60 months. The loan is secured by all of Revstone’s assets, including a mortgage on real property. In addition, the Partnership agreed to make a secured capital expenditure loan (the “CapEx Loan”). On April 2, 2012 and July 30, 2012, Revstone borrowed approximately $500,000 and $642,000, respectively, in connection with the CapEx Loan. The CapEx Loan bears interest at 17% per year and matures on March 1, 2017. The CapEx Loan is secured by a first priority security interest in the automotive manufacturing equipment purchased with the proceeds from the CapEx Loan and a second priority security interest in the term loan collateral.

On February 29, 2012, the Partnership made a term loan in the amount of $2,000,000 to VAS Aero Services, LLC.  The loan bears interest at variable rates ranging between 12% and 14.5% per year and is for a period of 31 months. The loan is secured by a second priority interest in all of VAS’s assets.

On March 9, 2012, the Partnership made a term loan in the amount of $5,000,000 to Kanza Construction, Inc. The loan bears interest at 13% per year and is for a period of 60 months.  The loan is secured by all of Kanza’s assets. During the three months ended June 30, 2012, as a result of the borrower’s unexpected financial hardship and failure to meet certain payment obligations, the loan was placed on nonaccrual status and the Partnership recorded a credit loss reserve of $1,960,000 based on the estimated value of the recoverable collateral. During the three months ended September 30, 2012, Kanza repaid approximately $285,000 of principal, reducing the outstanding balance of the loan at September 30, 2012 to approximately $2,755,000. Subsequent to September 30,

ICON ECI Fund Fifteen, L.P.

(A Delaware Limited Partnership)

Notes to Consolidated Financial Statements

September 30, 2012

(unaudited)

2012, Kanza repaid an additional $2,164,000 of principal on the loan. Finance income recognized on the impaired loan was approximately $0 and $97,000 for the three and nine months ended September 30, 2012, respectively. As a nonaccrual status loan, any future change in the fair value of the recoverable collateral will be recorded as an adjustment to credit loss.  However, the net carrying amount of the loan shall at no time exceed the recorded investment in the loan at the time it was deemed impaired.

On June 22, 2012, the Partnership increased the loan facility with NTS Communications, Inc. (f/k/a Xfone USA, Inc.) and certain of its affiliates (collectively, “NTS”) by making an additional $1,540,000 term loan to NTS. The loan bears interest at 12.75% per year and is for a period of 60 months. The loan is secured by, among other things, equipment used in NTS’s high speed broadband services operation, which provides internet access, digital cable television programming and local and long distance telephone service to residential and business customers. In addition, on September 27, 2012, the Partnership made an additional term loan to NTS (the “Second Term Loan”) in the amount of $1,127,500.  The Second Term Loan bears interest at 12.75% per year and is for a period of 57 months.  The loan is secured by the assets acquired with the proceeds from the Second Term Loan.

On July 10, 2012, the Partnership made a term loan in the amount of $5,750,000 to Vintage Partners, LLC to finance the acquisition of two containership vessels (collectively, the “Vintage Vessels”).  The loan bears interest at 15% per year and is for a period of 60 months.  The loan is secured by, among other things, a first priority security interest in the Vintage Vessels.

On July 24, 2012, the Partnership made a secured term loan in the amount of $2,500,000 to affiliates of Frontier Oilfield Services, Inc (collectively, “Frontier”). The loan bears interest at 14% per year and is for a period of 66 months. The loan is secured by among other things, a first lien on Frontier’s saltwater disposal wells and related equipment and a second lien on Frontier’s other assets, including real estate, machinery and accounts receivable.

On September 12, 2012, the Partnership entered into a secured term loan facility in the amount of $7,000,000 with Ocean Product Tankers AS pursuant to which the Partnership agreed to finance the acquisition of three product tanker vessels valued at over $41,000,000. On September 28, 2012, the Partnership deposited the loan proceeds into a third-party escrow account in order to position the funds in anticipation of an overseas closing. On October 4, 2012, the loan was funded. The loan bears interest at 15% per year and is for a period of 60 months. It is secured by, among other things, a second priority mortgage on the three product tanker vessels. At September 30, 2012, the escrowed loan proceeds are included in other assets on the consolidated balance sheet.

(4)     Leased Equipment at Cost

Leased equipment at cost consisted of the following:

September 30,
2012
Mining equipment	$19,388,279
Less: accumulated depreciation	907,414
Leased equipment at cost, less accumulated depreciation	$18,480,865

On June 29, 2012, the Partnership, through a joint venture owned 94.2% by the Partnership and 5.8% by ICON

ECI Partners, L.P., an entity managed by the Investment Manager (“ECI Partners”), purchased certain mining equipment for approximately $8,869,000 that was subject to lease with The American Coal Company, American Energy Corporation, The Ohio Valley Coal Corporation and Murray Energy Corporation. The lease is for a period of 39 months and commenced on July 1, 2012.

ICON ECI Fund Fifteen, L.P.

(A Delaware Limited Partnership)

Notes to Consolidated Financial Statements

September 30, 2012

(unaudited)

On August 3, 2012, the Partnership, through a joint venture owned 96% by the Partnership and 4% by ECI Partners, purchased mining equipment for approximately $10,519,000. The equipment is subject to a 39 month lease with Murray Energy Corporation and certain affiliates that expires on October 31, 2015.

(5)            Net Investment in Finance Leases

Net investment in finance leases consisted of the following:

	September 30,	December 31,
	2012	2011
Minimum rents receivable	$39,503,813	$1,786,018
Estimated residual values	328,191	328,191
Initial direct costs	618,333	40,812
Unearned income	(14,773,556)	(473,570)
Net investment in finance leases	$25,676,781	$1,681,451

On December 19, 2011, the Partnership, through a joint venture owned 60% by the Partnership and 40% by ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P., an entity managed by the Investment Manager (“Fund Fourteen”), agreed to purchase the offshore support vessel, the Lewek Ambassador. The purchase price of the vessel was to be the lesser of $25,000,000 and the fair market value of the vessel as determined before the vessel’s delivery date. On December 20, 2011, the joint venture funded $9,000,000 of the purchase price, with the remaining portion to be funded upon delivery of the vessel.  Simultaneously with the initial funding, the joint venture entered into a bareboat charter with Gallatin Maritime Management for a period of nine years to commence on the delivery date of the vessel. The vessel was delivered on June 4, 2012 for a final purchase price of $24,869,000. The joint venture financed the remaining purchase price with non-recourse long-term debt totaling $17,500,000.

For the purpose of purchasing the Lewek Ambassador, the joint venture was initially capitalized using a combination of debt and equity. As of September 30, 2012, the joint venture has recorded notes payable to the Partnership and Fund Fourteen in the amounts of approximately $3,640,000 and $2,427,000, respectively. The notes bear interest at 17% per year and mature on June 4, 2019. As the joint venture is consolidated by the Partnership, the note payable between the joint venture and the Partnership is eliminated in consolidation. The note payable to Fund Fourteen is presented within due to General Partner and affiliates on the consolidated balance sheets.

(6)          Non-Recourse Long-Term Debt

As of September 30, 2012, the Partnership had a non-recourse long-term debt obligation of $16,875,000 related to the Lewek Ambassador, with a maturity date of June 4, 2019, and an interest rate of 4.997%.

(7)         Revolving Line of Credit, Recourse

On May 10, 2011, the Partnership entered into an agreement with California Bank & Trust (“CB&T”) for a revolving line of credit of up to $5,000,000 (the “Facility”), which is secured by all of the Partnership’s assets not subject to a first priority lien. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, on the present value of the future receivables under certain loans and lease agreements in which the Partnership has a beneficial interest. At September 30, 2012, the Partnership had $5,000,000 available under the Facility pursuant to the borrowing base.

ICON ECI Fund Fifteen, L.P.

(A Delaware Limited Partnership)

Notes to Consolidated Financial Statements

September 30, 2012

(unaudited)

The Facility expires on March 31, 2013 and the Partnership may request a one-year extension to the revolving line of credit within 390 days of the then-current expiration date, but CB&T has no obligation to extend. The interest rate for general advances under the Facility is CB&T’s prime rate and the interest rate on up to five separate non-prime rate advances that are permitted to be made under the Facility is the 90-day rate at which U.S. dollar deposits can be acquired by CB&T in the London Interbank Eurocurrency Market plus 2.5% per year, provided that all interest rates on advances under the Facility are subject to an interest rate floor of 4.0% per year. In addition, the Partnership is obligated to pay a commitment fee based on an annual rate of 0.50% on unused commitments under the Facility. At September 30, 2012, there were no obligations outstanding under the Facility.

 At September 30, 2012, the Partnership was in compliance with all covenants related to the Facility.

(8)         Transactions with Related Parties

The Partnership has entered into agreements with the General Partner, the Investment Manager and ICON Securities, whereby the Partnership pays certain fees and reimbursements to these parties. ICON Securities is entitled to receive a 3.0% underwriting fee from the gross proceeds from sales of Interests.

The General Partner has a 1% interest in the Partnership’s profits, losses, cash distributions and liquidation proceeds. In addition, the General Partner and its affiliates will be reimbursed for organizational and offering expenses incurred in connection with the Partnership’s organization and offering of Interests and administrative expenses incurred in connection with the Partnership’s operations.

Administrative expense reimbursements are costs incurred by the General Partner or its affiliates that are necessary to the Partnership’s operations. These costs include the General Partner’s and its affiliates’ legal, accounting, investor relations and operations personnel, as well as professional fees and other costs that are charged to the Partnership based upon the percentage of time such personnel dedicate to the Partnership. Excluded are salaries and related costs, office rent, travel expenses and other administrative costs incurred by individuals with a controlling interest in the General Partner.

The Partnership pays the Investment Manager (i) a monthly management fee equal to 3.50% of the gross periodic payments due and paid from the Partnership’s investments and (ii) acquisition fees, through the end of the operating period, equal to 2.50% of the total purchase price paid by or on behalf of the Partnership for each of the Partnership’s investments, including, but not limited to, the cash paid, indebtedness incurred or assumed, plus all fees and expenses incurred in connection therewith.

Fees and other expenses paid or accrued by the Partnership to the General Partner or its affiliates were as follows:

ICON ECI Fund Fifteen, L.P.

(A Delaware Limited Partnership)

Notes to Consolidated Financial Statements

September 30, 2012

(unaudited)

				Period from		Period from
			Three	July 28, 2011	Nine	July 28, 2011
			Months Ended	(Commencement of	Months Ended	(Commencement of
			September 30,	Operations) through	September 30,	Operations) through
Entity	Capacity	Description	2012	September 30, 2011	2012	September 30, 2011
		Organizational and
		offering expense
ICON Capital Corp.	Investment Manager	reimbursements (1)	$238,830	$1,101,735	$770,301	$1,101,735
ICON Securities Corp.	Dealer-Manager	Underwriting fees (2)	895,238	321,151	2,776,414	321,151
ICON Capital Corp.	Investment Manager	Acquisition fees (3)	1,986,966	-	2,898,378	-
ICON Capital Corp.	Investment Manager	Management fees (4)	108,932	3,473	189,153	3,473
		Administrative expense
ICON Capital Corp.	Investment Manager	reimbursements (4)	937,778	273,965	2,731,434	273,965
Fund Fourteen	Noncontrolling interest	Interest expense (4)	104,305	-	345,693	-
			$4,272,049	$1,700,324	$9,711,373	$1,700,324

(1) Amount capitalized and amortized to partners' equity.
(2) Amount charged directly to partners' equity.
(3) Amount capitalized and amortized to operations over the estimated service period.
(4) Amount charged directly to operations.

At September 30, 2012, the Partnership had a net payable of $4,054,356 due to the General Partner and its affiliates that consisted of a payable of approximately $2,715,000 due to Fund Fourteen, primarily related to its noncontrolling interest in the Lewek Ambassador, an acquisition fee payable to the Partnership’s Investment Manager and administrative expense reimbursements.

From October 1, 2012 through November 9, 2012, the Partnership raised an additional $11,539,725 in capital contributions and paid or accrued underwriting fees to ICON Securities in the amount of $326,544.

(9)         Fair Value Measurements

Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•         Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

•         Level 2: Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

•         Level 3: Pricing inputs that are generally unobservable and cannot be corroborated by market data.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Partnership is required, on a nonrecurring basis, to adjust the carrying value or provide valuation allowances for certain assets and liabilities using fair value measurements. The Partnership’s non-financial assets, such as leased equipment at cost, are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized. The valuation of the Partnership’s financial assets, such as notes receivable or direct financing leases, is included below only when fair value has been measured and recorded based on the fair value of the underlying collateral. The following table summarizes the valuation of the Partnership’s material financial assets measured at fair value on a nonrecurring basis, of which the fair value

ICON ECI Fund Fifteen, L.P.

(A Delaware Limited Partnership)

Notes to Consolidated Financial Statements

September 30, 2012

(unaudited)

information presented is not current but rather as of the date the impairment was recorded, and the carrying value of the asset at September 30, 2012:

					Credit loss for the
	Carrying Value at	Fair Value at Impairment Date			Nine Months Ended
	September 30, 2012	Level 1	Level 2	Level 3	September 30, 2012
Net investment in note receivable	$2,755,146	$-	$-	$3,040,000	$1,984,044

The Partnership’s collateral dependent note receivable was valued using inputs that are generally unobservable and cannot be corroborated by market data and are classified within Level 3. The Partnership utilized a market approach based on published market prices for fair value measurements of the collateral underlying the note receivable adjusted by the Investment Manager to reflect the age and location of such collateral.

Fair value information with respect to the Partnership’s leased assets and liabilities is not separately provided since (i) the current accounting pronouncements do not require fair value disclosures of lease arrangements and (ii) the carrying value of financial assets, other than lease-related investments, approximates fair value due to their short-term maturities and variable interest rates. The estimated fair value of the Partnership’s fixed-rate notes receivable and fixed-rate non-recourse debt was based on the discounted value of future cash flows related to the loans based on recent transactions of this type. Principal outstanding on fixed-rate notes receivable was discounted at rates ranging between 12.75% and 17.0% per year. Principal outstanding on fixed-rate non-recourse debt was discounted at a rate of 3.71% per year.

	September 30, 2012
		Fair Value
	Carrying Value	(Level 3)
Principal outstanding on fixed-rate notes receivable	$35,757,255	$35,757,255
Principal outstanding on fixed-rate non-recourse long term debt	$16,875,000	$17,684,950

(10)     Commitments and Contingencies

At the time the Partnership acquires or divests of its interest in Capital Assets, the Partnership may, under very limited circumstances, agree to indemnify the seller or buyer for specific contingent liabilities.  The General Partner believes that any liability of the Partnership that may arise as a result of any such indemnification obligations will not have a material adverse effect on the consolidated financial condition or results of operations of the Partnership taken as a whole.

In connection with certain investments, the Partnership is required to maintain restricted cash accounts with certain banks. Restricted cash of approximately $375,000 and $0 is presented within other assets in the Partnership’s consolidated balance sheets at September 30, 2012 and December 31, 2011, respectively.